100 Huntington Avenue
Tower 2, Floor 3
Mail Stop CPH0326
Boston, MA 02116

December 12, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing, via the EDGAR system, Post-Effective Amendment No. 193 under the Securities Act of 1933, as amended (the “Securities Act”), and Post-Effective Amendment No. 194 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed under paragraph (a)(2) of Rule 485 under the Securities Act, for review and comment by the Staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(2), the Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective March 1, 2015. No fees are required in connection with this filing.

The purpose of the Amendment is to register two new series to the Registrant designated as Transamerica ClearTrack Retirement Series and Transamerica Global Multifactor Macro. Transamerica Global Multifactor Macro will offer class I2 shares. Transamerica ClearTrack Retirement Series will offer Class R1 shares and R6 shares.

Please direct any comments or questions concerning this filing to the undersigned at (617) 662-3153.

Very truly yours,

/s/ Timothy Burdick
Timothy Burdick
Assistant Vice President and Associate Counsel
State Street Bank and Trust Company